SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d – 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),

(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No.         )*

Buckhead Community Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

11836P 10 1

(CUSIP Number)

Calendar Year 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Hugh C. Aldredge
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 80,245 [1]
6 SHARED VOTING POWER 289,021 [2]
7 SOLE DISPOSITIVE POWER 80,245 [1]
8 SHARED DISPOSITIVE POWER 289,021 [2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 369,266 [1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.83%
12	TYPE OF REPORTING PERSON IN

[1]	Includes 23,821 warrants to purchase 23,921 shares of common stock exercisable within 60 days of December 31, 2008.
[2]	Represents 174,021 shares held by JAB Holdings and 115,000 shares held by Squire Inn, Inc.

Item 1	(a).	Name of Issuer:

Buckhead Community Bancorp, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

415 East Paces Ferry Road Atlanta, Georgia 30305

Item 2	(a).	Name of Person Filing:

Hugh C. Aldredge

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

c/o Buckhead Community Bancorp, Inc. 415 East Paces Ferry Road Atlanta, Georgia 30305

Item 2	(c).	Citizenship:

United States of America

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

11836P 10 1

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐ An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of Investment Company Act.

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership:

	(a)	Amount beneficially owned:

369,266

	(b)	Percent of class:

5.83%

	(c)	Number of shares as to which such person has

(i) sole power to vote or direct the vote:

80,245

(ii) shared power to vote or direct the vote:

289,021

(iii) sole power to dispose or to direct the disposition of:

80,245

(iv) shared power to dispose or direct the disposition of:

289,021

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of the Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

Not Applicable

Exhibits

Exhibit 24.1	Power of Attorney*

*	Incorporated by reference to Exhibit 24 to the Initial Statement of Beneficial Ownership of Securities on Form 3, as filed with the SEC by the Reporting Person on April 29, 2008; File No. 000-53197.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2009

Signature:	/s/ Hugh C. Aldredge

Name:	Hugh C. Aldredge